UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2023 Q1 Trading Update (Unaudited)

28th April 2023	Pearson delivered another quarter of strong performance, reinforcing business momentum and strategic progress

Highlights

●	Underlying sales growth excluding OPM1 and Strategic Review2 of 6%.
●	Performance in each of Pearson's divisions in line with or ahead of our expectations.
●	Strong progress executing our strategic priorities, including further portfolio reshaping with the sale of OPM and completion of PDRI acquisition.
●	On track for delivery of £120m of cost efficiencies this year.
●	Remain on track to achieve our 2023 guidance.
●	Intention to commence a buyback to repurchase £300m of shares in the second half of 2023.

Andy Bird, Pearson's Chief Executive, said:

"Pearson has had a strong start to the year with results ahead of our expectations. This ongoing momentum is testament to our increasingly interconnected, consumer-focused, and innovative approach alongside relentless commercial execution. We delivered double-digit sales growth in our enterprise facing businesses, reflecting our strategy to address the upskilling and reskilling opportunity around the world. With our new talent investment platform on track to be launched later this year, this progress reinforces our belief that partnerships with enterprises will be a strong driver of future growth. Our continuing outperformance and the proven resilience of our business underpins our confidence of delivering on our financial expectations for the full year and over the medium term."

Underlying sales growth of 6%, excluding OPM1 and Strategic Review2; 2% in aggregate

●
Assessment & Qualifications sales grew 6% driven by strong growth in Pearson VUE. This was due to the strength of Pearson VUE volumes, particularly in the nursing and IT certification sectors. Our extensive breadth of testing options, strong market position, and high quality delivery of licensure and certification exams, will continue to be a key driver of our performance going forward.

●
Virtual Learning sales decreased 14%, driven by an expected 35% decrease in OPM1. Virtual Schools declined 2%, supported by good retention rates and the return of a school that had previously left, offset by enrolment declines for the 2022/23 academic year and lower district partnership renewals.

●
English Language Learning sales increased 66%. As expected, the strong growth is primarily due to an outstanding contribution from Pearson Test of English due to an improvement in global mobility versus the same period last year as well as increased market share in India and a temporary increase in skilled visa allocations in Australia. We also saw a strong performance in our Institutional business.

●
Workforce Skills sales grew 8%, driven by double-digit growth in Workforce Solutions, and continued growth in Vocational Qualifications. Sales are expected to build throughout the year, supported by the launch of the talent investment platform later this year.

●	Higher Education sales were down 5%, as expected, including the anticipated deferral of Pearson+ sales into Q2 this year due to a revenue recognition shift.
●	Sales in businesses under Strategic Review2 decreased 50% as expected.

Strong execution across strategic initiatives

●
Completed acquisition of PDRI, significantly expanding Pearson's services to U.S. federal government. This acquisition unlocks synergies between Pearson and PDRI, whilst also expanding Pearson VUE's reach in a key strategic area.

●	Agreement to dispose of OPM business, further focusing Pearson's portfolio towards future growth opportunities.
●	On track to deliver £120m of cost efficiencies in 2023.
●	In February, Pearson's PTE language test received approval for Canadian Economic Immigration.
●	Pearson+ continues to show strong performance of paid subscriptions this Spring semester, growing threefold versus Spring 2022.
●
After the successful beta test of our Channels service in Pearson+, we began a targeted pricing test in April. We now have 18 academic channels and we recently introduced tech and soft skills classes, further enhancing Pearson's focus on learning for work.

Strong financial position
●	Pearson's financial position remains robust, with low net debt and strong liquidity.

Share buyback

●	Intention to commence a buyback to repurchase £300m of shares in the second half of 2023.

Financial summary

Underlying growth
Sales
Assessment & Qualifications	6%
Virtual Learning1	(14%)
English Language Learning	66%
Workforce Skills	8%
Higher Education	(5)%
Strategic Review2	(50)%
Total	2%
Total, excluding OPM and Strategic Review	6%

Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes.

1.
We have entered into an agreement to sell the OPM business. As is usual practice, it will continue to be reported as part of Virtual Learning until the sale has been completed.
2.
Strategic Review is revenues in international courseware local publishing businesses being wound down, which will continue to be reported separately until dissipated.

Executive Appointments

●
Pearson today announced the appointment of Tony Prentice as Chief Product Officer and Co-President of Direct to Consumer. Tony brings to the role more than 25 years of experience in consumer-led product management including at companies such as SEMA4, American Express, GE, Starbucks and McKinsey.

This announcement contains inside information.

Contacts

Investor Relations	Jo Russell James Caddy Gemma Terry Brennan Matthews	+44 (0) 7785 451 266 +44 (0) 7825 948 218 +44 (0) 7841 363 216 +1 (332) 238-8785

Teneo	Charles Armitstead	+44 (0) 7703 330 269

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 April 2023
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary